April 15, 2013

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Zions Bancorporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Response Dated February 15, 2013
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-12307

Dear Ms. Hayes:

We have received your comment letter dated April 11, 2013 related to the filings referenced above.

As acknowledged today with Aslynn Hogue, we expect to provide our response to your comment letter no later than May 9, 2013.

/s/ Alexander J. Hume
Name:	Alexander J. Hume
Title:	Senior Vice President and Corporate Controller